SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

The Interpublic Group of Companies, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

460690 10 0
(CUSIP Number)

Stephen M. Schultz, Esq..
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

6,888,813

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,888,813

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,888,813

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,793,513

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,793,513

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,793,513

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,793,513

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,793,513

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,793,513

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $133,932,126.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $248,731,135.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 4, 2015, Elliott and Elliott International entered into a letter agreement with the Issuer (the “Settlement Agreement”). The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed, among other things: (i) that no later than March 1, 2015, (a) the size of the Board of Directors (the “Board”) shall be increased to 10, (b) two current members of the Board shall resign and (c) each of Henry S. Miller, Jonathan F. Miller and Deborah G. Ellinger (each a “New Nominee” and, collectively, the “New Nominees”) shall be appointed to fill the resulting vacancies on the Board and (ii) the New Nominees shall be included on the Issuer’s slate of directors up for election at the Issuer’s 2015 Annual Meeting of Stockholders (the “Annual Meeting”). If any of the New Nominees resigns, refuses or is otherwise unable to serve as a member of the Board prior to the date that is the earlier of (i) the date that is 35 days prior to the last day to deliver notice to the Issuer of business to be brought before the Issuer’s 2016 Annual Meeting of stockholders and (ii) January 21, 2016 (such date, the “Expiration Date”), the remaining New Nominees (or the Reporting Persons, if there are no remaining New Nominees on the Board) shall be entitled to select a replacement nominee, subject to certain restrictions and approval by the Board.

In connection with the Annual Meeting, (i) the Issuer agreed to nominate not more than seven other individuals for election as directors at the Annual Meeting (such individuals, together with the New Nominees, the “Issuer Nominees”), (ii) the Issuer agreed to recommend that stockholders vote in favor of the election of the Issuer Nominees at the Annual Meeting and (iii) the Reporting Persons agreed to vote the shares of Common Stock beneficially owned by them in favor of the Issuer Nominees at the Annual Meeting. The Issuer also agreed to limit the size of the Board to no more than 10 directors prior to the Expiration Date.

Additionally, the Issuer agreed that the Board will take all action necessary to form a committee of the Board (the “Finance Committee”). The Board shall consider the recommendations of the Finance Committee in good faith and shall not disband the Finance Committee prior to the Expiration Date. The Finance Committee shall be comprised of five members consisting of the three New Nominees and two existing, independent members of the Board. The chairperson of the Finance Committee shall be chosen from the existing members of the Board. Vacancies on the Finance Committee shall be filled by the Board except that prior to the Expiration Date any vacancy created by the resignation, refusal or inability of a New Nominee to serve on the Board shall be filled by another New Nominee. The Issuer also agreed (i) to appoint the Chair of the Finance Committee to the Executive Committee of the Board, (ii) to appoint Henry S. Miller and Jonathan F. Miller to the Corporate Governance Committee of the Board, (iii) to appoint Deborah G. Ellinger to the compensation and Leadership Talent Committee of the Board and (iv) prior to the first meeting of the Executive Committee of the Board following the appointment of the New Nominees to the Board, during which the Executive Committee of the Board (A) will address or addresses any matter over which the Finance Committee has authority pursuant to its charter or (B) will consider or considers any amendment to the Finance Committee charter, to appoint Henry S. Miller to the Executive Committee of the Board.

The Reporting Persons agreed to certain standstill provisions during the Restricted Period (as defined in the Settlement Agreement), subject to certain exceptions.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           As of the close of business on February 4, 2015, Elliott, Elliott International and EICA collectively have combined economic exposure and voting power in the Issuer of approximately 6.9% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 418,229,032 shares of Common Stock outstanding as of October 15, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 23, 2014.

As of the close of business on February 4, 2015, Elliott itself and through the Liverpool Partnership beneficially owned an aggregate of 6,888,813 shares of Common Stock, constituting approximately 1.6% of the shares of Common Stock outstanding.

As of the close of business on February 4, 2015, Elliott International beneficially owned 12,793,513 shares of Common Stock, constituting approximately 3.1% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 12,793,513 shares of Common Stock beneficially owned by Elliott International, constituting approximately 3.1% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 19,682,326 shares of Common Stock, constituting approximately 4.7% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure to approximately 2.2% of the shares of Common Stock outstanding pursuant to Derivative Agreements, as disclosed in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Elliott itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 3,237,501 and 6,012,499 shares of Common Stock of the Issuer, respectively (representing economic exposure to approximately 0.8% and 1.4% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic exposure to an interest in approximately 2.2% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

On February 4, 2015, Elliott, Elliott International and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 – Letter Agreement by and between The Interpublic Group of Companies, Inc., Elliott Associates, L.P. and Elliott International, L.P., dated February 4, 2015.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	February 5, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President